                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                                  REXEL, INC.
                                (Name of Issuer)

                                  Common Stock
                           par value $1.00 per share
                           -------------------------
                         (Title of Class of Securities)

                                   969207109
                                   ---------
                                 (CUSIP Number)

                          Jean-Francois Carreras, Esq.
                     Sokolow, Dunaud, Mercadier & Carreras
                              50 Rockefeller Plaza
                            New York, NY 10020-1605
                                 (212) 547-5584
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 17, 1997
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index:  Page 9

                               Page 1 of 46 Pages

                                                                   2 of 46 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                FRANCOIS PINAULT
                   (Foreign individual - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                                  a.[ ]
                                                  b.[ ]

3    SEC Use Only

4    Source of Funds*

               N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization


                                   FRANCE

                        7  Sole Voting Power
Number of                               0
 Shares
Beneficially            8  Shared Voting Power
 Owned By                               13,161,481
 Each

Reporting               9  Sole Dispositive Power
 Person                                 0
 With

                       10    Shared Dispositive Power
                                        13,161,481

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        13,161,481

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*[ ]


13   Percent of Class Represented by Amount in Row (11)
               50.5%

14   Type of Reporting Person*
               IN

---------------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   3 of 46 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                           S.C.A. FINANCIERE PINAULT
                     (Foreign entity - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                                  a.[ ]
                                                  b.[ ]

3    SEC Use Only

4    Source of Funds*

                 N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6    Citizenship or Place of Organization


                           FRANCE


                7  Sole Voting Power
Number of                      0
 Shares
Beneficially    8  Shared Voting Power
 Owned By                      13,161,481
 Each

Reporting       9  Sole Dispositive Power
 Person                        0
 With

               10    Shared Dispositive Power
                               13,161,481

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                               13,161,481

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*[ ]


13   Percent of Class Represented by Amount in Row (11)
               50.5%

14   Type of Reporting Person*
               CO

---------------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   4 of 46 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                   REXEL S.A.
                     (Foreign entity - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                                  a. [ ]
                                                  b. [ ]

3    SEC Use Only

4    Source of Funds*

          OO, BK

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6    Citizenship or Place of Organization


                           FRANCE


                7  Sole Voting Power
Number of                  0
 Shares
Beneficially    8  Shared Voting Power
 Owned By                  13,161,481
 Each

Reporting       9  Sole Dispositive Power
 Person                    0
 With

               10    Shared Dispositive Power
                           13,161,481

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                           13,161,481

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*[ ]


13   Percent of Class Represented by Amount in Row (11)
               50.5%

14   Type of Reporting Person*
               CO

---------------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   5 of 46 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

CUSIP NO. 969207109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                                   64-0740911

2    Check the Appropriate Box if a Member of a Group*
                                                 a.[ ]
                                                 b.[ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6    Citizenship or Place of Organization


                           FRANCE


                7  Sole Voting Power
Number of                       0
 Shares
Beneficially    8  Shared Voting Power
 Owned By                       4,636,994
 Each

Reporting       9  Sole Dispositive Power
 Person                         0
 With

               10    Shared Dispositive Power
                                4,636,994

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                4,636,994

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]


13   Percent of Class Represented by Amount in Row (11)
               17.8%

14   Type of Reporting Person*
               CO

---------------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   6 of 46 Pages

                        AMENDMENT NO. 11 TO SCHEDULE 13D

     This Amendment No. 11 to Schedule 13D (the "Schedule 13D") is filed by Francois Pinault ("Pinault"), S.C.A. Financiere Pinault ("SFP"), Rexel S.A. ("Rexel") and International Technical Distributors, Inc. ("ITD") in order to disclose, among other things, the Agreement and Plan of Merger dated as of October 17, 1997 (the "Merger Agreement") by and among Rexel, Inc., formerly known as Willcox & Gibbs, Inc. (the "Issuer"), Rexel and ITD regarding the acquisition of all outstanding shares of the Issuer not beneficially owned by Rexel or ITD. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as heretofore amended.


     ITEM 2    IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby supplemented as follows:

     Schedule A, which sets forth, with respect to each executive officer and director of SFP, Rexel and ITD, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship, is hereby amended and restated as attached hereto.


     ITEM 4    PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     On October 17, 1997, Rexel, ITD and the Issuer, following negotiations since Rexel announced its proposal to acquire all outstanding shares of the Issuer not owned by Rexel or ITD, entered into the Merger Agreement which provides for, among other matters, ITD to make a tender offer at $22.50 per share to acquire all of the outstanding shares of Issuer Common Stock not beneficially owned by Rexel or ITD. For information with respect to the Merger Agreement, see Item 6. On October 20, 1997, Rexel and the Issuer issued a joint press release announcing the Merger Agreement. The press release is filed as an exhibit hereto and is incorporated herein by this reference. The foregoing description of the press release is qualified in its entirety, by references to such exhibit.


     ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

     Rexel now directly holds 8,524,487 shares of the Common Stock of the Issuer, equal to approximately 32.7% of the number of shares of Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, equal to approximately 17.8% of the issued and outstanding shares of the Common Stock of the Issuer. SFP, by virtue of its control of Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 13,161,481 shares of the Common Stock of the Issuer, or approximately 50.5% of the issued and outstanding Common Stock of the Issuer. Pinault, by virtue of his control of SFP, and through SFP, Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 13,161,481 shares of the Common Stock of the Issuer, or approximately 50.5% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among Pinault, SFP, Rexel and ITD, SFP, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with Pinault.

                                                                   7 of 46 Pages

The Reporting Persons now collectively beneficially own 13,161,481 shares of the Common Stock of the Issuer, equal to approximately 50.5% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.


     ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby supplemented as follows:

     The following description of the Merger Agreement is qualified in its entirety by the Merger Agreement, a copy of which is attached hereto as Exhibit A and which is hereby incorporated by reference herein. The Merger Agreement provides for the commencement of a tender offer by ITD at $22.50 per share for all outstanding shares of the Issuer not owned by Rexel or ITD no later than five business days after the initial public announcement of ITD's intention to commence a tender offer, subject to certain terms and conditions set forth in the Merger Agreement, including there having been validly tendered and not withdrawn prior to the expiration of the tender offer such number of shares which constitutes a majority of the Shares not beneficially owned by Rexel and ITD on a fully diluted basis. Following the purchase of shares of the Issuer pursuant to the tender offer, ITD (or an affiliate) will be merged with and into the Issuer on the terms, and subject to the conditions, set forth in the Merger Agreement. As a consequence of the merger, the Issuer will become a wholly owned subsidiary of Rexel and each share of the Issuer (other than shares owned by ITD and Rexel. shares held in the treasury of the Issuer and shares held by dissenting shareholders who perfect their appraisal rights) will be converted into the right to receive $22.50, in cash, without interest.


     ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby supplemented as follows:

     The Agreement and Plan of Merger dated as of October 17, 1997 among ITD, Rexel and Issuer (the "Merger Agreement") is attached hereto as Exhibit A.

     Press release dated October 20, 1997 is attached hereto as Exhibit B.

     English language translation of press release dated October 20, 1997 is attached hereto as Exhibit C.

                                                                   8 of 46 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 11 is true, complete and correct.

Dated:   October 20, 1997


                                /s/ Francois Pinault
                              ______________________________
                                Francois Pinault



                              S.C.A. FINANCIERE PINAULT


                              By: /s/ Francois Pinault
                                 ___________________________
                                 Name: Francois Pinault
                                 Title: Managing General Partner



                              REXEL S.A.


                              By: /s/ Alain Redheuil
                                 ___________________________
                                 Name:  Alain Redheuil
                                 Title:  Chairman & CEO



                              INTERNATIONAL TECHNICAL
                              DISTRIBUTORS, INC.


                              By: /s/ Alain Redheuil
                                 ___________________________
                                 Name:  Alain Redheuil
                                 Title: President

                                                                   9 of 46 Pages


                                 EXHIBIT INDEX
                                 -------------



EXHIBIT / SCHEDULE                                     PAGE
-----------------------------------------------------------

Schedule A                                               10
-----------------------------------------------------------
Plan and Agreement of Merger                             14
-----------------------------------------------------------
Press release dated October 20, 1997                     47
-----------------------------------------------------------
English language translation of press release dated      48
 October 20, 1997
-----------------------------------------------------------